John H. Sellers

T: +1 650 843 5070

jsellers@cooley.com

November 20, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Re:	EBR Systems, Inc. Amendment No. 2 to Registration Statement on Form 10-12G Filed October 23, 2024 File No. 000-56671

Ladies and Gentlemen:

On behalf of EBR Systems Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated November 7, 2024 with respect to the Company’s Amendment No. 2 to Registration Statement on Form 10-12G filed on October 23, 2024, amending previously filed Amendment No. 1 to Registration Statement on Form 10-12G that was filed on September 18, 2024. The Company is concurrently submitting Amendment No. 3 to the Registration Statement on Form 10-12G (the “Amended Registration Statement”), which includes changes that reflect the responses to the Comments as well as certain other updates to the Amended Registration Statement.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses correspond to the page numbers of the Amended Registration Statement. Capitalized terms used but not otherwise defined in this letter have the meanings assigned to them in the Amended Registration Statement.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission

November 20, 2024

Page Two

Form 10-12G/A No. 2 filed October 23, 2024
Financial Statements

Note 2 – Summary of significant accounting policies

Correction and Reclassification, page F-9

1.	We note your response to prior comment 4 and have the following comments:

•	Please revise your headnote to Note 2 to clarify that the error related to not identifying and classifying certain expenses as research and development expenses. In this regard, your reference to the reduction in the number of line items appears extraneous to your error disclosures. In addition, it appears that you had a similar error in your prior year’s consolidated statement of operations, and as such, your disclosure that you “reclassified the prior year’s balances in order to conform to the current year’s presentation…” does not appear appropriate. Please advise or revise your disclosures accordingly. Address this comment as it relates to your interim disclosures.

The Company respectfully acknowledges the Staff’s comment on this matter. The Company has revised disclosure on page F-9 of the Amended Registration Statement in response to the Staff’s Comment. The previously included interim disclosures as of and for the period ended June 30, 2023, will no longer be included in subsequent amendments, as they no longer meet the requirements for the filing. The interim disclosures for the period ended September 30, 2023, was reported for the first time in the Form 10-Q filed on November 12, 2024, and as such were never previously issued and did not include any such disclosures as there is no correction to that period.

•	For transparency, please label the impacted columns in your year-end and interim consolidated statements of operations as “revised”.

The Company has determined that it would not be appropriate to label the impacted columns in our consolidated statements of operations as “revised”, as the correction was determined to not be a material misstatement. As the corresponding interim disclosures for the period ended September 30, 2023, was reported for the first time in the Form 10-Q, no correction or labeling is applicable. In assessing materiality of the correction, the Company considered both the quantitative and qualitative characteristics. In its evaluation, the Company considered that the correction had no impact on total operating expenses, net loss, net loss per share attributable to common stockholders, cash used on operations or total stockholders’ equity, and the Company had disclosed the nature of its business operations, which is in the development cycle of its sole product. The Company’s evaluation also included the qualitative characteristics discussed in ASC 250-10-S99.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission

November 20, 2024

Page Three

•	Please expand your risk factor on page 56, “If we are unable to implement and maintain effective internal control over financial reporting in the future…” to address the error identified in your historical financial statements and the potential impact such error may have on your future assessment of the effectiveness of internal controls.

As discussed above, the Company has determined that the correction identified was not material to the financial statements. Company management evaluated the control deficiency that led to the disclosure requiring the correction and considered whether there is a reasonable possibility that the deficiency (if not remedied) could result in a material misstatement of the Company's financial statements that would not be prevented or detected on a timely basis. Based on this evaluation, the control deficiency was not determined to be a material weakness since it did not lead to a material misstatement and could not reasonably be expected to result in a material misstatement. The Company also believes that the control deficiency has now been remedied. Based on management’s determination that the deficiency was not a material weakness, the Company respectfully submits that disclosure of the deficiency is not required to be included in the risk factor, since the Company should disclose only material risks to which a reasonable investor would attach importance in making investment or voting decisions.

Please contact me at (650) 843-5070 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ John H. Sellers
John H. Sellers
Cooley LLP

cc:	John McCutcheon, EBR Systems, Inc.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: +1 650 843 5000 f: +1 650 849 7400 cooley.com